# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Date of event which requires filing of this statement: 07/08/2026
Amends the filing with accession number 0001011438-24-000386
Filed by CIK 0002027951
Persons authorized to receive notices and communications: Alexander D. Benjamin, 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Cerberus Capital Management II, L.P. (CIK 0002027951): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (31.1% of the class)
- CCM Denali Equity Holdings, LP (CIK 0002027945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (31.1% of the class)
- CCM Denali Equity Holdings GP, LLC (CIK 0002027946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (31.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Comment:
The following constitutes Amendment No. 11 ("Amendment No. 11") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Cerberus Capital Management II, L.P. ("Cerberus Capital Management II"), CCM Denali Equity Holdings, LP ("CCM Denali Equity") and CCM Denali Equity Holdings GP, LLC ("CCM Denali Equity GP", and together with Cerberus Capital Management II and CCM Denali Equity, the "Reporting Persons") on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on September 12, 2024, Amendment No. 4 filed on November 4, 2024, Amendment No. 5 filed on December 17, 2024, Amendment No. 6 filed on January 27, 2025, Amendment No. 7 filed on March 17, 2025, Amendment No. 8 filed on April 20, 2026, Amendment No. 9 filed on May 14, 2026, and Amendment No. 10 filed on July 2, 2026. This Amendment No. 11 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On July 8, 2026, Gregory Nixon resigned from his role as a director on the Board of Directors (the "Board") of Eos Energy Enterprises, Inc. (the "Issuer"). Mr. Nixon had been appointed to the Board by CCM Denali Equity pursuant to the terms of the Series B Preferred Stock.

In addition, on July 8, 2026, Nathaniel Fick resigned as a Class III director on the Board, and on July 8, 2026, pursuant to the terms of the Series B Preferred Stock, CCM Denali Equity elected Mr. Fick to the Board to replace Mr. Nixon as a designee of the holder of the Series B Preferred Stock. Mr. Fick will continue to serve on the Board's Nominating and Corporate Governance Committee.

## Signatures
- Cerberus Capital Management II, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director and Chief Legal Officer (07/09/2026)
- CCM Denali Equity Holdings, LP: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager, CCM Denali Equity Holdings GP, LLC, its general partner (07/09/2026)
- CCM Denali Equity Holdings GP, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager (07/09/2026)